UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

As previously reported, on May 26, 2023, Mingzhu Logistics Holdings Limited (the “Purchaser”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Liquor Alliance Investment (BVI) Limited (the “Liquor Alliance”), and the sole shareholder of Liquor Alliance (the “Seller”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Purchaser agreed to effect an acquisition of Liquor Alliance by acquiring from the Seller 100% of the outstanding equity interests of the Liquor Alliance.

On September 12, 2023, the Parties completed the transaction. Upon the closing of the transaction, the Purchaser acquired 100% shares outstanding of the Liquor Alliance, and the Purchaser issued 4,569,095 shares of common stock of the Purchaser to the Seller.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: September 12, 2023	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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